Filed by Intuit Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Intuit Inc. and Credit Karma, Inc.

This filing relates to a proposed business combination involving

Intuit Inc. and Credit Karma, Inc.

(Subject Company Commission File No.: 000-21180)

Intuit and Credit Karma Receive Clearance from Department of Justice for Acquisition of Credit Karma

Acquisition Paves the Way to Help Over 100 Million Consumers Save, Pay Down Debt and Get Faster Access to Money

November 25, 2020

MOUNTAIN VIEW, Calif. — (BUSINESS WIRE) – Intuit (Nasdaq: INTU), proud maker of TurboTax, QuickBooks, and Mint, with 57 million customers, and Credit Karma, the consumer technology platform with more than 110 million members in the U.S., Canada and the U.K., today announced that they have entered into a consent decree with the U.S. Department of Justice (DOJ), an important step in completing their previously announced merger. The companies also announced that they have entered into an Assurance of Discontinuance with the New York State Attorney General that, along with the DOJ action, moves Intuit’s acquisition of Credit Karma one step closer to closing, subject to the satisfaction of customary closing conditions.

Intuit and Credit Karma also announced Credit Karma’s agreement with Square (NYSE: SQ), pursuant to which Credit Karma will divest its Credit Karma Tax business to Square. The completion of the transaction with Square is contingent upon the successful closing of Intuit’s acquisition of Credit Karma, among other customary closing conditions. As part of the divestiture transaction, Intuit and Credit Karma have made certain commitments to Square, including the provision of certain transition services to help ensure a successful transition of the business.

“We are very excited to reach this important milestone today. This brings us one step closer to transforming personal finance by making it simpler for consumers to find the right financial products, put more money in their pockets, and provide financial expertise and advice” said Sasan Goodarzi, CEO of Intuit. “We are pleased to have cleared this necessary regulatory review with DOJ and appreciate their careful consideration of this transaction. Consumers will continue to benefit from the Credit Karma Tax product as part of Square.”

The combination of Intuit’s and Credit Karma’s trusted brands will support customers during a time in which the challenges of a global pandemic have made consumers’ personal finance needs even more critical. Currently, 62% of consumers are living paycheck-to-paycheck, 75% of Americans have concerns about their ability to pay bills and loans, 33% of Americans have lost income during the pandemic while household debt in the U.S. has reached $14.3 trillion. These challenges add even greater urgency to Intuit’s and Credit Karma’s shared goal to help customers improve their financial lives.

“Today is an exciting milestone for Intuit and Credit Karma. Together with our trusted brands, customer scale as well as our data and AI platforms we will achieve more than either company could on its own,” said Kenneth Lin, Founder and CEO of Credit Karma. “We are pleased to have accomplished our goal of addressing any potential regulatory hurdle and proud we’ve found a partner for the Credit Karma Tax business.”

As a result of the combined company’s capabilities and accelerated innovation, consumers, including the 57M Intuit customers and 110M Credit Karma members, will quickly see break-through benefits. Consumers will find the right financial products including unparalleled offers on credit cards, loans and insurance. The platform will also help enable them to maximize their tax refund and connect them to high-yield savings accounts and checking accounts, providing them faster access to their money. Consumers will also get access to financial expertise and advice, actionable insights, tools and live experts to help them better understand their complete financial picture, make better financial decisions and build wealth.

About Intuit

Intuit’s mission is to power prosperity around the world. We are a mission-driven, global financial platform company with products including TurboTax, QuickBooks, and Mint, designed to empower consumers, self-employed and small businesses to improve their financial lives. Our platform and products help customers get more money with the least amount of work, while giving them complete confidence in their actions and decisions. Our innovative ecosystem of financial management solutions serves more than 50 million customers worldwide. Please visit us for the latest news and in-depth information about Intuit and its brands and find us on social.

About Credit Karma

Founded in 2007 by Kenneth Lin, Credit Karma is a consumer technology company with more than 110 million members in the U.S, U.K. and Canada, including over half of all U.S. millennials. While best known for pioneering free credit scores, the company’s members turn to Credit Karma for everything related to their financial goals, including identity monitoring, applying for credit cards, shopping for loans (car, home and personal), insurance, high-yield savings accounts and now checking accounts through our bank partner, MVB Bank, Inc., Member FDIC — all for free. Learn more about how Credit Karma members are making financial progress on Instagram, Facebook and Twitter.

Cautions About Forward-looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws, including expectations regarding our current and future products and their impact on Intuit’s business; expectations regarding availability of our offerings; expectations regarding the impact of our strategic decisions on Intuit’s business; and expectations regarding the timing, completion and impact of the Credit Karma acquisition and the divestiture of the Credit Karma Tax business. Forward-looking statements and information usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “will,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic instability and uncertainty. Given these risks and uncertainties, persons reading this communication are cautioned not to place any undue reliance on such forward-looking statements, which speak only as of the date hereof. The factors that could cause actual results to differ materially include, without limitation, the following: failure to satisfy any closing conditions to the proposed acquisition of Credit Karma; risks associated with tax liabilities or changes in U.S. federal tax laws or interpretations to which the proposed transaction with Credit Karma, Inc. or parties thereto are subject; failure to successfully integrate any new business; failure to realize anticipated benefits of any combined operations; unanticipated costs of acquiring or integrating Credit Karma; potential impact of announcement or consummation of the proposed acquisition on relationships with third parties, including employees, customers, partners and competitors; inability to retain key personnel; changes in legislation or government regulations affecting the acquisition or the parties; economic, social or political conditions that could adversely affect the acquisition or the parties; the impact of the COVID-19 pandemic; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings. More details about these and other risks that may impact our business are included in our Form 10-K for fiscal 2020, and in our other SEC filings and in the Registration Statement on Form S-4 and the consent solicitation statement/prospectus contained therein relating to the proposed acquisition of Credit Karma, Inc. You can locate these reports through our website at http://investors.intuit.com. We do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been Filed with the SEC

Intuit has filed with the SEC a registration statement on Form S-4, which includes the prospectus of Intuit (the “prospectus”), and which was declared effective by the SEC on May 8, 2020. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROSPECTUS IN ITS ENTIRETY, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INTUIT, CREDIT KARMA, INC., THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders may obtain free copies of the prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the prospectus and other documents filed with the SEC on Intuit’s website at http://investors.intuit.com.

Contacts

Investors

Kim Watkins

Intuit Inc.

650-944-3324

kim_watkins@intuit.com

Media

Karen Nolan

Intuit Inc.

650-944-6619

karen_nolan@intuit.com

Media

Emily Donohue

Credit Karma

805-260-6401

emily.donohue@creditkarma.com

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